Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:

We consent to the incorporation by reference in this registration statement on Form S-8 of Fresenius Medical Care AG & Co. KGaA of our reports dated February 26, 2013, with respect to the consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of Fresenius Medical Care AG & Co. KGaA, incorporated herein by reference.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

July 1, 2013